                                                 OMB APPROVAL
                                                 OMB Number: #3235-0145
                                                 Expires: December 31, 1997
                                                 Estimated average burden hours
                                                 per response....... 14.90

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 9)*


                                Code-Alarm, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   191893106
                           ----------------------------
                                (CUSIP Number)



               Craig S. Camalo, Code-Alarm, Inc., 950 E. Whitcomb
                   Madison Heights, MI  48071 (810) 583-9620
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 March 10, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   191893106                           PAGE   2   OF    6    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rand W. Mueller
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


           PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            3,750
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        3,750
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,750
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   191893106                           PAGE   3   OF    6    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robyn L. Mueller
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            540,810
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        540,810
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        540,810
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        23.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 191893106

        This is the Ninth Amendment to a Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 25, 1989, by Rand W. Mueller, Larry J. Vingelman, David L. Skinner, Geoffrey M. Dixon, Shirley A. Skinner, Kenneth M. Mueller, Marshall J. Mueller and Jack C. Chilingirian with respect to the common stock, no par value (the "Common Stock"), of Code-Alarm, Inc. ("Code-Alarm").

        The undersigned hereby amend Items 2 and 5 of the amended Statement, as follows:

ITEM 2. IDENTITY AND BACKGROUND

        The following individual became a reporting person under Section 13(d) of the Securities Exchange Act of 1934:

Name and Address                          Principal Occupation and Employer
----------------                          ---------------------------------
Robyn L. Mueller                          President
1000 E. Whitcomb                          Armstrong Communications, Inc.
Madison Heights, Michigan 48071


        During the last five years, Robyn L. Mueller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor been subject to a judgment, decree or final order enjoing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Robyn L. Mueller is a citizen of the United States of America.




                              Page 4 of 6 Pages

CUSIP NO. 191893106

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The beneficial owner, aggregate number and percentage of Common Stock beneficially owned by each person named in Item 2 for which there has been a change in ownership are:

Name                            Number of Shares                Percentage
----                            ----------------                ----------
Rand W. Mueller (2)                  3,750 (1)                      0.2 %
Robyn L. Mueller (2)               540,810 (3)                     23.3 %


Total                              544,560                         23.5 %

        The percentages of Common Stock owned by each individual set forth in the table above are based on 2,320,861 shares outstanding on March 19, 1997.

        Each reporting person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of his shares of Common Stock.

        On or about March 10, 1997, Rand W. Mueller transferred 528,810 shares of Common Stock to Robyn L. Mueller as a gift; consequently, Rand W. Mueller ceased to be the beneficial owner of more than five percent of the Common Stock of Code-Alarm and Robyn L. Mueller became the beneficial owner of more than five percent of the Common Stock of Code-Alarm.

        No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the individuals.



__________________________________

        (1) This number includes 3,750 shares of Common Stock which Mr. Rand W. Mueller may acquire pursuant to options granted under Code-Alarm's 1987 Stock Option Plan which are currently exercisable.

        (2) Rand W. Mueller and Robyn L. Mueller are husband and wife. Each of them disclaims beneficial ownership of the other's shares of Common Stock.

        (3) This number includes 2,000 shares held in the name of Robyn L. Mueller's minor children of which Robyn L. Mueller has sole voting and dispositive power.

                              Page 5 of 6 Pages

CUSIP NO. 191893106

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.


Signatures                                      Date
----------                                      ----

/s/ Rand W. Mueller                     April 4, 1997
----------------------
Rand W. Mueller

/s/ Robyn L. Mueller                    April 4, 1997
----------------------
Robyn L. Mueller
















                              Page 6 of 6 Pages